UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2010

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Weststar Financial Services Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

79 Woodfin Place
Address of Principal Executive Office (Street and Number)

Asheville, North Carolina 28801
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 within the prescribed time as the Registrant and its independent auditors evaluate the impact of certain loan charge-offs and the related underlying evidence on the consolidated financial statements. The Registrant intends to file its Quarterly Report as soon as the evaluation is completed.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Randall C. Hall	(828)	252-1735
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ YES ☐ NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

☒YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately $14 million for the three months ended June 30, 2010, compared to net income of $433 thousand for the corresponding period in 2009.  The most significant factors leading to this change are an anticipated increase in the loan loss provision of approximately $14 million for the second quarter of 2010 compared to the same period in 2009, and an expected decrease in net interest income of approximately $357 thousand when comparing the same two periods.

Management is still in the process of finalizing certain estimates and disclosure, and is therefore estimating financial results at this time for the three months ended June 30, 2010.

                          Weststar Financial Services Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2010	By:	/s/ Randall C. Hall
Randall C. Hall
Interim President and Chief Executive Officer